GREENBERG TRAURIG, LLP
MetLife Building
200 Park Avenue
New York, New York 10166

Spencer G. Feldman
212-801-9221
E-mail: feldmans@gtlaw.com

January 21, 2009

VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Juhl Wind, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed October 22, 2008
File No. 333-154617

Ladies and Gentlemen:

On behalf of Juhl Wind, Inc., a Delaware corporation, we hereby submit in electronic format for filing with the U.S. Securities and Exchange Commission, pursuant to the Securities Act of 1933, as amended, and Rule 101(a)(1)(i) of Regulation S-T, one complete copy of Amendment No. 1 to the captioned Registration Statement on Form S-1, No. 333-154617 (the “Amendment”), for the registration of 15,521,893 shares of Juhl Wind’s common stock to be offered by holders of convertible preferred stock, common stock and warrants under a selling stockholder resale prospectus, including one complete copy of the exhibits listed in the Amendment as filed therewith.

Three courtesy copies of this letter and the Amendment, together with all exhibits and supplemental information, are being provided directly to the staff for its convenience (attention:  Erin Martin, Esq.) in the review of the foregoing documents.

The Amendment responds to the comments received from the staff of the SEC by letter, dated November 28, 2008.  The Amendment includes Juhl Wind’s interim financial statements for the nine months ended September 30, 2008, which were also filed with Juhl Wind’s quarterly report on Form    10-Q on November 12, 2008.

Juhl Wind wishes to be in a position to request acceleration of the effective date of the Registration Statement on or before Friday, February 13, 2009, in order to avoid registration default liquiated damages, and respectfully requests the staff to convey any comments it may have on the Amendment as soon as possible, to allow us to meet this schedule.

To facilitate the staff’s review, the numbered paragraphs below correspond to the numbered paragraphs in the letter of the SEC’s comments.  Unless otherwise provided herein, all page numbers referred to in this letter correspond to the page numbers of the Amendment and capitalized terms used herein that are not otherwise defined herein have the meanings ascribed to them in the Amendment.

Comment No. 1:  In response to the staff’s comment, the table below provides the total dollar value of the securities underlying the convertible preferred stock and warrants that are being registered in the Registration Statement using the calculation method described (column F).

	A	B	C	D	E	F
Selling Shareholder	Date of Sale (DOS)	Investment Amount	Shares Underlying Preferred Stock	Shares Underlying Warrants	Market Price on DOS	DOS Market Value

Vision Opportunity	6/24/08	$4,560,000	4,560,000	6,840,000	$1.25	$14,250,000
Master Fund, Ltd.

Daybreak Special Situations	6/24/08	$500,000	500,000	750,000	$1.25	$1,562,500
Master Fund, Ltd.

Bruce Meyers	6/24/08	$50,000	50,000	75,000	$1.25	$156,250

Imtiaz Khan	6/24/08	$50,000		75,000	$1.25	$156,250
Total:		$5,160,000	5,160,000	7,740,000		$16,125,000	*

* Total DOJ Market Value, after deducting the $11,610,000 aggregate exercise price of the Warrants, is $4,515,000.

Comment No. 2:  In response to the staff’s comment, below is a table showing the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that Juhl Wind has made or may be required to make to any selling stockholder, any affiliate of a selling stockholder, or any person with whom any selling stockholder has a contractual relationship regarding the transaction (columns D, E, F, G and H).  The table below also reflects the net proceeds to Juhl Wind from the sale of the convertible preferred stock and warrants (column D) and the total possible payments to all selling stockholders and any of their affiliates in the first year following the sale of the convertible preferred stock and warrants (column G).

	A	B	C	D	E	F	G	H
Selling Stockholder	Investment Amount	Closing Costs	Net Proceeds	Dividends @ 8% Per Year	Quarterly Payment	Payments in First Year	Possible Liquidated Damages	Total Possible Payments

Vision Opportunity Master Fund, Ltd.	$4,560,000	$60,000	$4,500,000	$364,800	$91,200	$424,800	$547,200	$972,000

Daybreak Special Situations Master Fund, Ltd.	$500,000	-0-	$500,000	$40,000	$10,000	$40,000	$60,000	$100,000

Bruce Meyers	$50,000	-0-	$50,000	$4,000	$1,000	$10,000	$6,000	$16,000

Imtiaz Khan	$50,000	-0-	$50,000	$4,000	$1,000	$10,000	$6,000	$16,000
Total:	$5,160,000	$60,000	$5,100,000	$412,800	$103,200	$484,800	$619,200	$1,104,000

As indicated above, the selling stockholder investors are entitled to receive dividends at a rate of 8% per year, payable quarterly in arrears in cash or shares of common stock.  Other payments (included under “Closing Costs”) consist of $35,000 for investor legal fees and expenses, and $25,000 for due diligence fees and expenses, payable to Vision Opportunity Master Fund under Section 5.2 of the Securities Purchase Agreement.  Additionally, maximum aggregate liquidated damages payable to investors pursuant to Section 2(b) of the Registration Rights Agreement total $619,200, or 12% of the aggregate investment amount paid by investors under the Securities Purchase Agreement.

Comment No. 3:  In response to the staff’s comment, below is a tabular presentation of the total possible profit the selling stockholders could realize (column H) as a result of the exercise or purchase discount for the securities underlying the convertible preferred and warrants, with the information requested by the staff presented in each column.

	A	B	C	D	E	F	G	H
Selling Stockholder	Investment Amount	Market Price on DOS	Shares Underlying Preferred Stock	Market Value on DOS	Aggregate $.25 Per Share Discount	Shares Underlying Warrants	Discount	Possible Profit

Vision Opportunity Master Fund, Ltd.	$4,560,000	$1.25	4,560,000	$5,700,000	$1,140,000	6,840,000, exercisable one-third at $1.25, $1.50 and $1.75 each	-0-	$1,140,000

Daybreak Special Situations Master Fund, Ltd.	$500,000	$1.25	500,000	$625,000	$125,000	750,000, exercisable one-third at $1.25, $1.50 and $1.75 each	-0-	$125,000

Bruce Meyers	$50,000	$1.25	50,000	$62,500	$12,500	75,000, exercisable one-third at $1.25, $1.50 and $1.75 each	-0-	$12,500

Imtiaz Khan	$50,000	$1.25	50,000	$62,500	$12,500	75,000, exercisable one-third at $1.25, $1.50 and $1.75 each	-0-	$12,500
Total:	$5,160,000		5,160,000	$6,450,000	$1,290,000	7,740,000

Comment No. 4:  In response to the staff’s comment, below is a table showing the gross proceeds paid or payable to Juhl Wind in the convertible preferred stock and warrant transaction (column B) and other information requested by the staff, including the percentage of the total amount of all possible payments as provided in Comment No. 2 (column F) and the total possible discount to the market price of the shares underlying the convertible preferred stock and warrants as provided in Comment No. 3 (column E), divided by the net proceeds to Juhl Wind from the sale of the convertible preferred stock and warrants.

	A	B	C	D	E
Selling Stockholder	Investment Amount	All Payments	Net Proceeds	Combined Total Possible Profit	All Payments + Possible Discount/Net Proceeds

Vision Opportunity Master Fund, Ltd.	$4,560,000	$972,000	$3,588,000	$1,140,000	$2,448,000

Daybreak Special Situations Master Fund, Ltd.	$500,000	$100,000	$400,000	$125,000	$275,000

Bruce Meyers	$50,000	$16,000	$34,000	$12,500	$21,500

Imtiaz Khan	$50,000	$16,000	$34,000	$12,500	$21,500
Total:	$5,160,000	$1,104,000	$4,056,000	$1,290,000	$2,766,000

Comment No. 5:  In response to the staff’s comment, there were no prior securities transactions between Juhl Wind (or any of its predecessors), on the one hand, and the selling shareholders who purchased the convertible preferred stock and warrants, any affiliates of the selling shareholders, or any person with whom any selling shareholders has a contractual relationship regarding the transaction (or any predecessors of those persons), on the other hand.  Accordingly, no table is provided.

Prior securities transactions involving Juhl Wind’s predecessor (in which there were only two beneficial shareholders) are summarized under “Certain Relationships and Related Party Transactions” on page 50.

Comment No. 6:  In response to the staff’s comment, below is a table comparing the number of shares outstanding prior to the convertible preferred stock and warrant transaction that are held by persons other than the selling stockholders (row A), affiliates of Juhl Wind and affiliates of the selling stockholders and other information requested by the staff.

A	Shares outstanding prior to the convertible preferred stock and warrant transaction that are held by persons other than the selling stockholders, affiliates of the company and affiliates of the selling stockholders.	0
B	Shares registered for resale by the selling stockholders or affiliates of the selling stockholders in prior registration statements.	0
C	Shares registered for resale by the selling stockholders or affiliates of the selling stockholders that continue to be held by the selling stockholders or affiliates of the selling stockholders.	0
D	Shares that have been sold in registered resale transactions by the selling stockholders or affiliates of the selling stockholders.	0
E	Shares registered for resale on behalf of the selling stockholders or affiliates of the selling stockholders in the current transaction.	15,521,893

Comment No. 7:  As requested by the staff, Juhl Wind confirms that it has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities (i.e., dividends on the convertible preferred stock, in cash or shares of common stock).  Juhl Wind further confirms, based on information obtained from the selling shareholders, that none of the selling shareholders has (or has ever had) an existing short position in Juhl Wind’s common stock.

Comment No. 8:  In response to the staff’s comment, the prospective includes a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between Juhl Wind (or any of its predecessors), on the one hand, and the selling stockholders, any affiliates of the selling stockholders or any person with whom any selling stockholder has a contractual relationship regarding the transaction (or any predecessors of these persons), on the other hand.  Additionally, Juhl Wind filed a Form 8-K in connection with the convertible preferred stock and warrant transaction on June 25, 2008, under which all material terms were disclosed and copies of relevant agreements were attached as exhibits.  The other selling stockholders (Greenview Capital, LLC and designees) assisted and advised Juhl Wind’s predecessor in connection with the transaction.  They received shares of common stock of Juhl Wind as compensation (see the sixth paragraph under “Selling Stockholders—June 2008 Private Placement” on page 51).  No agreements exist between Juhl Wind and the other selling stockholders.

Comment No. 9:  In response to the staff’s comment, please note that the method by which Juhl Wind determined to register the number of shares included in the Registration Statement as follows:

2,250,000 outstanding shares of common stock issued to Greenview Capital and designees	Financial Advisory Engagement Letter

5,160,000 shares of common stock issuable upon conversion of the convertible preferred stock issued to investors	Registration Rights Agreement

371,893 shares of common stock issuable in connection with the payment of 8% cumulative dividends for three years on the convertible preferred stock issued to investors	Registration Rights Agreement

7,740,000 shares of common stock issuable upon exercise of warrants issued to investors	Registration Rights Agreement

Comment No. 10:  As requested by the staff, Juhl Wind will provide the staff with copies of all graphics, maps, photographs and related captions or other artwork intended for use in the prospectus.  Currently, Juhl Wind contemplates using only its corporate name logo on the cover page of the prospectus.  Juhl Wind will not be distributing a preliminary prospectus to prospective investors.

Comment No. 11:  In response to the staff’s comment, various technical terms and jargon, including the five examples noted by the staff, have been revised to help investors better understand Juhl Wind’s products and services.  No such technical terms or jargon are included in the forepart of the prospectus, and unnecessary technical terms or jargon have been removed from the body of the prospectus. All remaining technical terms in the body of the prospectus have been explained in ordinary language.

Comment No. 12:  As requested by the staff, we are submitting supplementally to the staff copies of the industry studies and reports cited in the prospectus or relied upon therein by Juhl Wind.

Juhl Wind confirms that the industry studies and reports that it has cited or relied upon are publicly available and not prepared for Juhl Wind.  Juhl Wind did not compensate any party that prepared these studies or reports.

In the initial Registration Statement, on page 2, Juhl Wind stated “[t]hese and other independent government and trade publications cited in this prospectus are publicly available on the Internet without charge.”  This disclosure has not changed.

Summary, page 1

Comment No. 13:  As requested by the staff, Juhl Wind has disclosed its recent net loss on page 1 under “Overview of Our Business,” and provided a summary financial information table on pages 4 and 5.

Risk Factors, page 6

Comment No. 14:  As requested by the staff, Juhl Wind has reviewed its risk factors and eliminated or modified these risk factors that could apply to any issuer or to any other offering and do not cite a particular risk.  Juhl Wind has removed the following risks:

•	“Changes in laws and regulations may adversely affect our operations and financial performance.”

•	“If we are not able to implement our strategies in achieving our business objectives, our business operations and financial performance may be adversely affected.”

•
“As a result of our operating as a public company, our management will be required to devote substantial time to new compliance initiatives, which may divert management’s attention from the growth and operation of our business.”

•	“We cannot be certain that our internal control over financial reporting will be effective or sufficient in the future.”

•	“The market price of our common stock may be volatile and may decline in value.”

•	“Our stockholders may experience significant dilution if future equity offerings are used to fund operations or acquire complementary businesses.”

The federal government may not extend or may decrease tax incentives for renewable energy . . . page 7

Comment No. 15:  As requested by the staff, Juhl Wind has split this risk factor into two — with the first one focusing on the risk that the federal government may not perpetually extend the production tax credit, and the second one focusing on competition among tax equity investors and wind energy producers.

Various state governments may not extend or may decrease incentives for renewable energy, page 10

Comment No. 16:  As requested by the staff, additional disclosure has been added to this risk factor about specific state government incentives for renewable energy, which are discussed in greater detail as well in “Business—Government Regulation” on pages 37 to 39.

We face competitive pressures from a variety of competitors in the markets we serve, page 11

Comment No. 17:  As requested by the staff, additional details regarding the competitive environment in which Juhl Wind operates have been added to page 36, including the names of its primary competitors.

If we do not timely file and have declared effective the initial registration statement . . . , page 15

Comment No. 18:  As requested by the staff, disclosure has been added to the Registration Statement to state that its filing was timely under the terms of the Registration Rights Agreement, as amended, executed in connection with the concurrent private placement in June 2008.  Juhl Wind confirms that it will update this and related disclosure prior to effectiveness as to whether Juhl Wind has or has not met all the terms of the Registration Rights Agreement.

If and when our registration statement becomes effective . . . ,  page 16

Comment No. 19:  As requested by the staff, Juhl Wind has disclosed under this risk factor on page 16 the number of shares that will become eligible for sale under the Registration Statement.  Additionally, disclosure has been added addressing the discount that the selling shareholders received in purchasing the convertible preferred stock or will receive when exercising the warrants, and the incentive this creates for selling shareholders to sell their shares and the potential resulting harm on the market price of the company’s stock.

Management Discussion and Analysis of Financial Condition and Results of Operations, page 21

Revenue, page 23

Comment No. 20:  In response to the staff’s comment, Juhl Wind has expanded its disclosure in this section to better describe the changes between periods.

Liquidity and Capital Resources, page 25

Comment No. 21:  As requested by the staff, the discussion of liquidity and capital resources has been expanded to address the fiscal years covered in Juhl Wind’s audited financial statements.  See pages 25 to 26.

Business, page 28

Comment No. 22:  As requested by the staff, a discussion of the general developments of the company has been added in “Business—Corporate Information and History.”  See pages 28 and 29.

Overview of Our Business, page 28

Comment No. 23:  As requested by the staff, the discussion of community ownership has been expanded to describe in greater detail what is meant by that statement. See also page 1.

Our Community Wind Farm Portfolio, page 31

Comment No. 24:  As requested by the staff, the description of the “Buffalo Ridge” area has been expanded to disclose the county and cities that are in that area, as well as the reasons Juhl Wind chose this “windy” location.

Estimated Wind Farm Growth, page 33

Comment No. 25:  In response to the staff’s comment, Juhl Wind has eliminated the section “Business—Estimated Wind Farm Growth,” including the associated line graph.

Sales and Marketing, page 34

Comment No. 26:  As requested by the staff, the discussion of the administrative services (management) agreements has been expanded to include their principal terms. In addition, a copy of Juhl Wind’s form of administrative services agreement has been included as Exhibit 10.2 to the Registration Statement. All administrative agreements that Juhl Wind has entered into to date closely follow this form agreement.

Wind Energy Technology, Resources and Suppliers, page 34

Comment No. 27:  In compliance with Regulation S-K Item 101(h)(4)(v), the names of Juhl Wind’s principal suppliers have been added.

Comment No. 28:  As requested by the staff, the statement, “[w]ind industry manufacturing facilities surged from a very small base in the United States in 2005 to over 100 in 2007 . . .,” has been revised to state that based on Juhl Wind’s management’s experience and observations of the industry, wind industry manufacturing facilities have surged in the United States from 2005 and 2007.

Comment No. 29:  As requested by the staff, the basis for the statement, “over 15 utility-scale wind turbine manufacturers are selling turbines in the United States market, from only six in 2005,” is based on Juhl Wind’s management’s industry observations of the industry, and the statement has been revised to reflect this basis.

Comment No. 30:  In response to the staff’s comment, Juhl Wind employs 12 full-time employees as of January 20, 2009.  This number is set forth on page 39. Juhl Wind’s website shows only the six individuals involved in executive management or with specific, non-executive management operational responsibilities. The website does not name or purport to reflect all of Juhl Wind’s employees.

Management, page 40

Comment No. 31:  In response to the staff’s comment, Juhl Wind employs three persons that can be deemed executive officers, as disclosed in the prospectus.  Juhl Wind’s website names six individuals, including three individuals involved with specific operational responsibilities but who are not executive management and cannot be characterized as significant employees (within the SEC’s guidelines under Item 401 of Regulation S-K in this respect) despite their inclusion on the website.

Board Committees, page 41

Comment No. 32:  In response to the staff’s comment, disclosure has been added to indicate that Mr. Hurley is an “independent” director, as that term is defined under Nasdaq rules and by the regulations of the Securities Exchange Act of 1934.

Comment No. 33:  In response to the staff’s comment, disclosure has been added to indicate that no actions have been taken to date to establish audit, compensation, and nominations and governance committees, but that the board intends to do so in 2009.

Code of Ethics, page 44

Comment No. 34:  In response to the staff’s comment, Juhl Wind has posted its code of ethics on its website. See the link entitled “JWI Code of Ethics” on the Investor Info web page at http://www.juhlwind.com/wind_investors.php/.

Executive Compensation, page 44

Comment No. 35:  In response to the staff’s comment, disclosure has been revised to indicate that Juhl Wind has provided compensation disclosure for its chief executive officer and three other executive officers.

Principal Stockholders, page 47

Comment No. 36:  In response to the staff’s comment, the beneficial ownership table has been revised to include all of the shares that a purchaser of preferred stock and warrants may obtain upon conversion or exercise, respectively. Any ownership limitations, along with the nature of beneficial ownership, are included in the footnotes as appropriate. Similar revisions were made to the selling stockholders table on page 52.

Certain Relationships and Related Party Transactions, page 49

Comment No. 37:  In response to the staff’s comment, disclosure has been revised to indicate the basis of which a person named is a related person and the approximate dollar value for each transaction disclosed.

Selling Stockholders, page 50

Comment No. 38:  In response to the staff’s comment, the selling stockholder table has been revised to include under beneficial ownership all of the shares that a purchaser of preferred stock and warrants may obtain upon conversion or exercise, respectively. Any ownership limitations are included in the footnotes as appropriate.

Comment No. 39:  As requested by the staff, the natural person that has voting and dispositive control over the securities owned by Greenview Capital, LLC is Gene Maher, as disclosed in footnote 6, on page 53.

Investor Warrants, page 57

Comment No. 40:  As requested by the staff, the expiration date of the warrants (June 24, 2013) has been added to this section on page 57.

Consolidated Financial Statements and Notes, page F-1

Comment No. 41:  As requested by the staff, Juhl Wind confirms that it will continue to monitor the updating requirements of Rule 8-08 of Regulation S-X.

Years ended December 31, 2007 and 2006 for DanMar & Associates, Inc. and Juhl Energy Development, Inc.

Comment No. 42:  As suggested by the staff, Juhl Wind  has updated the December 31, 2007 audited financial statements to disclose on a separate line item the related party income; and has also included that line item on the September 30, 2008 interim financial statements.

Note 1 – Summary of Significant Accounting Policies, page F-8

Revenue Recognition, page F-8

Comment No. 43:  Juhl Wind believes that it falls under the guidance of EITF 00-21, which allows for the separate recognition of deliverables under a development contract. The two deliverables were considered to have value to the customer on a stand-alone basis, considering the projects can be bought and sold at the point the Power Purchase Agreement is signed and at completion of the development contract.  Juhl Wind has determined, based on past experience in the timing of a contract, that there is evidence of fair value.  The arrangement does not include a right of return since they are service contracts.  The contracts are separated into three separate revenue streams including: the recognition of the deposit on the contract on a straight line basis over the life of the contract, delivery of the signed Power Purchase Agreement recognized upon signing, and commercial operation of the project recognized on the date it is determined operation began. Completed contract method of recognizing revenue is used for each deliverable in the contract due to the uncertainty surrounding the ability to deliver the signed Power Purchase Agreement and final completion of the project.

Comment No. 44:  EITF 01-14 was considered and reimbursements of out-of-pocket expenses are currently being included in revenue with the offsetting expense in its functional category.  In 2007, there was minimal revenue received of this type.  The financial statement footnotes have been revised to state the following:

Management agreements also provide for reimbursement of out-of-pocket expenses.  Revenue received from out-of-pocket expenses is included in Windfarm Management revenue. Expenses incurred are included in Windfarm Management expense on the income statement.

Note 9 – Subsequent Events, page F-11

Comment No. 45:  Prior to acquisition, Community Wind Development Group, LLC was owned by 4 individuals, one of which was the majority owner of DanMar and Associates and Juhl Energy Development.  The three unrelated parties, each a 25% owner, assigned their ownership to Juhl Energy Development for a small payment.  The remaining 25% ownership was contributed by the owner of DanMar and Juhl Energy Development for no cash settlement.  Juhl Wind agrees that the transaction was a purchase of 75% of Community Wind Development Group, LLC and has adjusted its disclosures to reflect  the purchase and equity contribution from the major shareholder of the remaining 25%. In addition, this aquisition is not material to Juhl Wind’s balance sheet as the acquired assets are only approximately 4% of total assets as of December 31, 2007.

Comment No. 46:  It is assumed that the staff means the subsidiary My Health & Safety Supply Company, LLC (My Health).  This was the subsidiary of MH & SC that was sold to the former CEO.  My Health had minimal operations and tangible assets of approximately $7,000 (including $3,000 cash) before the transaction.  It encompassed the only operations of MH & SC.  The disposition of the assets and liabilities of My Health was a part of the transaction.  The sale of My Health happened simultaneously with the closing of the transaction. Juhl Wind determined that at the transaction, the new operations of the legal acquiree (Juhl Wind) were merged into a small public company since the predecessor company, MH & SC, had minimal operations and only $4,000 in non-cash tangible assets prior to the transaction and those minimal operations were disposed of as part of the transaction.  Due to these facts, it was determined, in essence, that this reverse acquisition transaction is a recapitalization of a small public company.  The disposition of the minimal assets are not included in the financial statements as the historic financial statements of the accounting acquirer are the filed financial statements and the assumption was that the assets were disposed of at the time of the transaction (nano-second after).  Juhl Wind changed its disclosure to better summarize the recapitalization transaction.

Comment No. 47:  Prior to the transaction, DanMar and Juhl each had 1,000 shares outstanding.  Upon the merger, Juhl received 12,500,000 shares of Juhl Wind and DanMar received 2,750,000 shares of Juhl Wind.  Since management of Juhl and DanMar were fairly similar and those officers took control of Juhl Wind, Juhl is clearly the accounting acquirer as guided by paragraph 18 of SFAS 141.  The disclosure was changed to clarify that Juhl was the accounting acquirer.

Six Months Ended June 30, 2008 and 2007 for Juhl Wind, Inc.

Consolidated Statement of Changes in Stockholders’ Equity, page F-15

Comment No. 48:  The following is a summary of the share activity:

MH&SC shares outstanding prior to the transaction:
6,265,000 common shares
(3,765,000 common shares cancelled)
2,500,000 shares remaining outstanding prior to the transaction
15,250,000 shares to DanMar and Juhl Energy Development
2,250,000 Greenview Capital Shares
20,000,000 common shares outstanding as of 9/30/08

The Statement of Stockholders’ Equity was updated to reflect clearly the 2.5 million shares that remained outstanding through the exchange transaction.

Note 3 – Private Placement of Series A 8% Convertible Preferred Stock and Common Stock Warrants

Comment No. 49:  As requested by the staff, Juhl Wind did change the disclosure and included the $1.00 conversion price of Series A preferred stock as follows:

At any time, each share of Series A is convertible into one share of common stock by the current conversion price of $1.00.

Juhl Wind did analyze this conversion feature under EITF 98-5 and EITF 00-27 and noted no beneficial conversion feature is embedded in the Series A preferred stock conversion feature.  The underlying, if converted, common stock fair value on the commitment date, as defined by EITF 00-27, is less than the $3,129,674 carrying value of Series A preferred stock.

A request for acceleration of the effectiveness of the Registration Statement will be submitted by Juhl Wind as soon as the SEC has reviewed this letter and its enclosures and has advised Juhl Wind that no further issues remain outstanding.  At the time of the request, Juhl Wind will furnish a letter acknowledging the SEC’s position with respect to declaration of effectiveness and staff comments.  Juhl Wind does not expect to rely on Rule 430A.  As there is no underwriter involved in the offering, no representations with respect to compliance with Rule 15c2-8 will be made and, in addition, no letter from the Financial Industry Regulatory Authority clearing the underwriting compensation arrangements for the offering will be provided.  We believe that all other supplemental information requested by the staff has been provided with this letter.

Should any member of the SEC’s staff have any questions concerning the enclosed materials or desire any further information or clarification in respect of the Registration Statement, please do not hesitate to contact me (212-801-9221).

Very truly yours,

/s/ Spencer G. Feldman
Spencer G. Feldman

Enclosures

cc:	Erin E. Martin, Esq., Staff Attorney
Mr. Wilson Lee, Accounting Reviewer
Tom Kluck, Esq., Branch Chief
Division of Corporation Finance

Mr. John P. Mitola
Juhl Wind, Inc.